UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Eastern Light Capital, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

276650108

(CUSIP Number)

Dennis Konczal, 100 Pine Street, Suite 2450, San Francisco, CA  94111, Phone: (415) 288-9575

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 276650108

1		NAME OF REPORTING PERSONS Dennis R. Konczal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 24,699
	8	SHARED VOTING POWER 21,618
	9	SOLE DISPOSITIVE POWER 24,699
	10	SHARED DISPOSITIVE POWER 21,618
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,317
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%1
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 276650108

1		NAME OF REPORTING PERSONS Capital Alliance Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 21,618
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 21,618
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%1
14		TYPE OF REPORTING PERSON (See Instructions) CO

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value  $0.01 per share (“Common Stock”), of Eastern Light Capital, Inc. (the “Issuer”), with its principal executive offices located at 100 Pine Street, Suite 560, San Francisco, California 94111.

Item 2. Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are:

Dennis R. Konczal, a United States citizen; and

Capital Alliance Advisors, Inc., a California corporation (“CAAI”).

This Statement is being filed by Mr. Konczal who, as of the date of this filing, is the sole shareholder and director, and the President, of CAAI, which is a direct lender and real estate manager providing debt and equity capital for all types of residential real estate transactions. CAAI hereto disclaims beneficial ownership with respect to any shares other than shares owned directly by CAAI. A Joint Filing Agreement allowing for this joint filing is attached hereto as Exhibit A.

The principal office or business address of CAAI and Mr. Konczal is 100 Pine Street, Suite 2450, San Francisco, CA  94111.

(d)-(e)
During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On June 30, 2006, a shareholder, director and officer of CAAI departed CAAI. As a result, CAAI’s voting and investment decisions regarding its portfolio securities were no longer made by three or more individuals, with voting or investment decisions requiring the approval of a majority of those three or more individuals. As such, Mr. Konczal, an officer and director of CAAI, may be deemed a beneficial owner of CAAI’s shares as of June 30, 2006.

As of June 30, 2006, Mr. Konczal directly owned 17,699 shares of Common Stock. These shares were purchased using Mr. Konczal’s personal funds, and the aggregate amount of funds used totaled approximately $163,715.75. As of June 30, 2006, Mr. Konczal also directly owned vested stock options awarded under the Issuer’s 1998 Incentive Stock Option Plan to purchase 38,124 shares of Common Stock.

As of June 30, 2006, CAAI directly owned 25,618 shares of Common Stock directly. These shares were purchased using CAAI’s working capital, and the aggregate amount of funds used totaled $237,492.

Transactions in the Common Stock by Mr. Konczal and CAAI from June 30, 2006 through the date of this filing are attached hereto as Exhibit B.

Item 4.  Purpose of Transaction.

The Reporting Persons purchased the Common Stock subject to this Statement for investment purposes.  Mr. Konczal’s options were granted to him by the Issuer under the Issuer’s 1998 Incentive Stock Option Plan.  The Reporting Persons will review their investments in the Common Stock from time to time, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Stock or other securities related to the Issuer, and other general market and investment conditions, the Reporting Persons may determine to:

•	acquire additional Common Stock through open market purchases or otherwise;
•	sell Common Stock through the open market or otherwise; or
•	take any of the other actions enumerated in Item 4 of Schedule 13D (17 C.F.R. § 240.13d-101).

Such actions may take place at any time and without prior notice.  The Reporting Persons do not currently plan any proposal relating to such actions, and there can be no assurance that any Reporting Person will take any such actions.

Item 5.  Interest in Securities of the Issuer.

(a)
The aggregate percentage of the Issuer’s outstanding shares of Common Stock reported owned by each Reporting Person is based on 351,482 shares of common stock of the Issuer outstanding on September 30, 2010, as reported by the Issuer on its Report on Form 10-Q for the quarter ended September 30, 2010. CAAI hereto disclaims beneficial ownership with respect to any shares other than shares owned directly by CAAI.

Mr. Konczal beneficially owns 46,317 shares of Common Stock, representing 13.2% of all the outstanding shares of Common Stock.  Of these shares, Mr. Konczal directly owns 10,949 shares and has options to acquire 13,750 shares through the exercise of stock options expiring on April 9, 2011, and as the controlling shareholder of CAAI may be deemed to beneficially own the 21,618 shares beneficially owned by CAAI.

CAAI directly beneficially owns 21,618 shares of Common Stock, representing 6.1% of all the outstanding shares of Common Stock.

(b)
Each of Mr. Konczal and CAAI may be deemed to have shared voting and dispositive power with respect to the 21,618 shares of Common Stock held by CAAI.

(c)
Descriptions of transactions by the Reporting Persons effected in Common Stock that have taken place since June 30, 2006, including transactions which have taken place in the last sixty days, are attached as Exhibit B.

(d)
Not applicable.

(e)
Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The relationships between Mr. Konczal and CAAI are described above under Item 2 above.

Item 7.  Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement between Dennis R. Konczal and Capital Alliance Advisors, Inc., dated as of January 6, 2011

Exhibit B – Transactions since June 30, 2006

Footnotes

1 Based on 351,482 shares of common stock outstanding at September 30, 2010, as reported by the Issuer on its Report on Form 10-Q for the quarter ended September 30, 2010.

[Signature Page Follows]

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2011

By:	/s/ Dennis R. Konczal
Name: Dennis R. Konczal

CAPITAL ALLIANCE ADVISORS, INC.
By:	/s/ Dennis R. Konczal
Name: Dennis R. Konczal
Title: President

EXHIBIT A

Joint Filing Agreement

JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share, of Eastern Light Capital, Inc. dated as of January 6, 2011 is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  January 6, 2011

/s/ Dennis R. Konczal
Dennis R. Konczal

Capital Alliance Advisors, Inc.

By: /s/ Dennis R. Konczal
    Dennis R. Konczal, President

EXHIBIT B

Transactions since June 30, 2006

Trade Date	Reporting Person	Transaction Type	Quantity	Cost Per Share
05/23/2008	Capital Alliance Advisors, Inc.	Sell	100	$4.16
05/27/2008	Capital Alliance Advisors, Inc.	Sell	300	$4.25
05/28/2008	Dennis R. Konczal	Sell	200	$4.40
07/14/2008	Dennis R. Konczal	Sell	200	$4.65
07/14/2008	Capital Alliance Advisors, Inc.	Sell	200	$4.68
09/11/2008	Dennis R. Konczal	Sell	200	$4.70
09/19/2008	Capital Alliance Advisors, Inc.	Sell	200	$4.94
09/22/2008	Dennis R. Konczal	Sell	100	$4.95
10/06/2008	Dennis R. Konczal	Sell	100	$4.95
10/06/2008	Capital Alliance Advisors, Inc.	Sell	200	$5.19
10/06/2008	Dennis R. Konczal	Sell	200	$5.25
11/22/2008	Dennis R. Konczal	Expired	6,875	(1)
11/22/2008	Dennis R. Konczal	Expired	6,875	(1)
02/06/2009	Capital Alliance Advisors, Inc.	Sell	200	$4.65
05/04/2009	Dennis R. Konczal	Sell	200	$5.25
05/08/2009	Dennis R. Konczal	Sell	200	$4.95
04/02/2010	Dennis R. Konczal	Expired	10,624	(1)
07/21/2010	Capital Alliance Advisors, Inc.	Sell	100	$4.50
07/23/2010	Capital Alliance Advisors, Inc.	Sell	50	$4.50
07/26/2010	Dennis R. Konczal	Sell	100	$4.50
07/26/2010	Capital Alliance Advisors, Inc.	Sell	50	$4.50
07/27/2010	Dennis R. Konczal	Sell	200	$4.50
10/22/2010	Dennis R. Konczal	Sell	300	$4.60
10/22/2010	Capital Alliance Advisors, Inc.	Sell	100	$4.63
10/22/2010	Dennis R. Konczal	Sell	300	$4.80
10/26/2010	Dennis R. Konczal	Sell	300	$4.60
10/27/2010	Dennis R. Konczal	Sell	300	$4.80
11/01/2010	Capital Alliance Advisors, Inc.	Sell	300	$4.75
11/01/2010	Dennis R. Konczal	Sell	300	$4.80
11/03/2010	Dennis R. Konczal	Sell	100	$4.85
11/04/2010	Dennis R. Konczal	Sell	200	$4.85
11/04/2010	Capital Alliance Advisors, Inc.	Sell	300	$4.95
11/04/2010	Dennis R. Konczal	Sell	300	$5.05
11/04/2010	Capital Alliance Advisors, Inc.	Sell	300	$5.15
11/05/2010	Dennis R. Konczal	Sell	300	$4.85
12/23/2010	Capital Alliance Advisors, Inc.	Sell	300	$4.65
12/23/2010	Capital Alliance Advisors, Inc.	Sell	300	$4.85
12/23/2010	Dennis R. Konczal	Sell	300	$5.05
12/23/2010	Dennis R. Konczal	Sell	300	$5.25
12/29/2010	Dennis R. Konczal	Sell	300	$4.75
12/29/2010	Dennis R. Konczal	Sell	500	$5.55
12/29/2010	Capital Alliance Advisors, Inc.	Sell	500	$5.90
12/29/2010	Dennis R. Konczal	Sell	250	$5.95
12/29/2010	Dennis R. Konczal	Sell	500	$6.05
12/29/2010	Dennis R. Konczal	Sell	500	$6.40
12/29/2010	Capital Alliance Advisors, Inc.	Sell	500	$6.40

(1)  In accordance with the terms of the respective stock option agreements, the unexercised options reported here expired on this date.